Exhibit 99.1

Sangoma Announces the Listing of its Common Shares on Nasdaq

December 15, 2021, MARKHAM, Ontario – Sangoma Technologies Corporation, a trusted leader in delivering cloud-based Communications as a Service solutions, today announced that it expects its Common Shares to be listed on the Nasdaq Global Select Market commencing tomorrow, Thursday December 16, 2021.

The company’s common shares will continue to trade on the Toronto Stock Exchange under the symbol "STC" and will now trade on NASDAQ under the trading symbol ‘SANG” (TSX: STC; NASDAQ: SANG).

The Nasdaq Stock Market has three distinct tiers, with the Nasdaq Global Select Market® being the top level and having the highest initial listing standards of any exchange in the world.

"The Nasdaq listing is another major accomplishment for our company and for our investors,” said Bill Wignall, President and CEO of Sangoma. “While we are continuing to grow our business, both organically and with prudent acquisitions, we also recognize the importance of key corporate development initiatives, to unlocking shareholder value. We believe that having Sangoma trade on Nasdaq, where many of the world’s best technology companies choose to list, is one more such step along the way in creating additional value for our investors.”

About Sangoma Technologies Corporation

Sangoma Technologies Corporation is a trusted leader in delivering value-based Communications as a Service (CaaS) solutions for businesses of all sizes. Sangoma’s cloud-based Services include Unified Communication (UCaaS) business communications, Meetings as a Service (MaaS), Communications Platform as a Service (CPaaS), Trunking as a Service (TaaS), Fax as a Service (FaaS), Device as a Service (DaaS), and Access Control as a Service (ACaaS). In addition, Sangoma offers a full line of communications Products, including premise-based UC systems, a full line of desk phones and headsets, and a complete connectivity suite (gateways/SBCs/telephony cards). Sangoma’s products and services are used in leading UC, PBX, IVR, contact center, carrier networks, office productivity, and data communication applications worldwide. Sangoma is also the primary developer and sponsor of Asterisk and FreePBX, the world’s two most widely used open-source communication software projects. Sangoma Technologies Corporation is publicly traded on the Toronto Stock Exchange (TSX: STC).

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements, including Sangoma’s expectation that its Common Shares will be listed on the Nasdaq Global Select Market commencing tomorrow, Thursday December 16, 2021. When used in this document, the words such as “could”, “plan”, “estimate", “expect”, “intend”, “may”, "potential”, "should” and similar expressions indicate forward-looking statements.

Although Sangoma believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Forward-looking statements are based on the opinions and estimates of management at the date that the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in forward-looking statements. Sangoma undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by law.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other events contemplated by the forward-looking statements will not occur. Although Sangoma believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct as these expectations are inherently subject to business, economic and competitive uncertainties and contingencies. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in its management's discussion and analysis and annual information form (each available on www.sedar.com and www.sec.gov) include, but are not limited to, risks and uncertainties associated with the COVID-19 pandemic, changes in exchange rate between the Canadian Dollar and other currencies, changes in technology, changes in the business climate, changes in the regulatory environment, the decline in the importance of the PSTN and new competitive pressures. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

For More Information:

Sangoma Technologies Corporation
David Moore
Chief Financial Officer
(905) 474-1990 Ext. 4107
dsmoore@sangoma.com
www.sangoma.com